Exhibit (s)(ii)

FORM OF PROSPECTUS SUPPLEMENT1

(To Prospectus dated             , 2023)

GAMCO Natural Resources, Gold & Income Trust

Common Shares of Beneficial Interest

We are offering for sale       shares of our common shares. Our common shares are traded on the New York Stock Exchange (the “NYSE”) under the symbol “GNT” and our Series A Preferred shares are listed on the NYSE under the symbol “GNT Pr A.” The last reported sale price for our common shares on      ,       was $       per share.

You should review the information set forth under “Risk Factors and Special Considerations” in the accompanying Prospectus before investing in our common shares.

	Per Share	Total (1)
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

(1)	The aggregate expenses of the offering are estimated to be $ , which represents approximately $ per share.

[The underwriters may also purchase up to an additional       common shares from us at the public offering price, less underwriting discounts and commissions, to cover over-allotments, if any, within 45 days after the date of this Prospectus Supplement. If the over-allotment option is exercised in full, the total proceeds, before expenses, to the Fund would be $       and the total underwriting discounts and commissions would be $       . The common shares will be ready for delivery on or about      ,       .]

You should read this Prospectus Supplement and the accompanying Prospectus before deciding whether to invest in our common shares and retain it for future reference. The Prospectus Supplement and the accompanying Prospectus contain important information about us. Material that has been incorporated by reference and other information about us can be obtained from us by calling 800-GABELLI (422-3554) or from the Securities and Exchange Commission’s (“SEC”) website (http://www.sec.gov).

Neither the SEC nor any state securities commission has approved or disapproved these securities or determined if this Prospectus Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

__________, __________

You should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction in which the offer or sale is not permitted.

In this Prospectus Supplement and in the accompanying Prospectus, unless otherwise indicated, “Fund,” “us,” “our” and “we” refer to GAMCO Natural Resources, Gold & Income Trust. This Prospectus Supplement also includes trademarks owned by other persons.

[1]	In addition to the sections outlined in this form of prospectus supplement, each prospectus supplement actually used in connection with an offering conducted pursuant to the registration statement to which this form of prospectus supplement is attached will be updated to include such other information as may then be required to be disclosed therein pursuant to applicable law or regulation as in effect as of the date of each such prospectus supplement, including, without limitation, information particular to the terms of each security offered thereby and any related risk factors or tax consideration pertaining thereto. This form of prospectus supplement is intended only to provide a rough approximation of the nature and type of disclosure that may appear in any actual prospectus supplement used for the purposes of offering securities pursuant to the registration statement to which this form of prospectus supplement is attached, and is not intended to and does not contain all of the information that would appear in any actual prospectus supplement, and should not be used or relied upon in connection with any offer or sale of securities.

TABLE OF CONTENTS

Prospectus Supplement

i

Table of Fees and Expenses

The following tables are intended to assist you in understanding the various costs and expenses directly or indirectly associated with investing in our common shares as a percentage of net assets attributable to common shares. Amounts are for the current fiscal year after giving effect to anticipated net proceeds of the offering, assuming that we incur the estimated offering expenses, including preferred share offering expenses.

Shareholder Transaction Expenses

Sales Load (as a percentage of offering price)	[ ]	%
Offering Expenses Borne by the Fund (as a percentage of offering price)	[ ]	%
Dividend Reinvestment Plan Fees	None	(1)

Percentage of Net Assets Attributable to Common Shares
Annual Expenses
Management Fees		%(2)
Interest on Borrowed Funds	None	(3)
Other Expenses		%(4)
Total Annual Fund Operating Expenses		%
Dividends on Preferred Shares		%
Total Annual Expenses and Dividends on Preferred Shares		%(2)

(1)	Shareholders participating in the Fund’s Automatic Dividend Reinvestment Plan do not incur any additional fees. However, shareholders participating in the Voluntary Cash Purchase Plan that elect to make additional cash purchases under the Voluntary Cash Purchase Plan would pay a $0.75 per share fee, plus a pro rata share of the brokerage commissions. See “Automatic Dividend Reinvestment and Voluntary Cash Purchase Plans.”
(2)	The Investment Adviser’s fee is an annual rate of 1.00% of the Fund’s average weekly net assets. The value of the Fund’s average weekly net assets shall be deemed to be the average weekly value of the Fund’s total assets minus the sum of the Fund’s liabilities (such liabilities do not include the aggregate liquidation preference of any outstanding preferred shares and accumulated dividends, if any, on those shares and the outstanding principal amount of any debt securities the proceeds of which were used for investment purposes, plus accrued and unpaid interest thereon). Consequently, if the Fund has preferred shares outstanding, the investment management fees and other expenses as a percentage of net assets attributable to common shares may be higher than if the Fund does not utilize a leveraged capital structure.
(3)	The Fund has no current intention of borrowing from a lender or issuing notes.
(4)	“Other Expenses” are based on estimated amounts for the current year assuming completion of the proposed issuances.

Example

The following example illustrates the expenses you would pay on a $1,000 investment in common shares, assuming a 5% annual portfolio total return.*

	1 Year	3 Years	5 Years	10 Years
Total Expenses Incurred

*	The example should not be considered a representation of future expenses . The example assumes that the amounts set forth in the Annual Expenses table are accurate and that all distributions are reinvested at net asset value. Actual expenses may be greater or less than those assumed. Moreover, the Fund’s actual rate of return may be greater or less than the hypothetical 5% return shown in the example.

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Use of Proceeds

We estimate the total net proceeds of the offering to be $       based on the public offering price of $       per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The Fund will invest the net proceeds of any offering in accordance with the Fund’s investment objectives and policies, and may use a portion of such proceeds, depending on market conditions, for other general corporate purposes. The Investment Adviser anticipates that the investment of the proceeds will be made in accordance with the Fund’s investment objectives and policies as appropriate investment opportunities are identified, which is expected to substantially be completed within three months; however, changes in market conditions could result in the Fund’s anticipated investment period extending to as long as six months. This could occur because the Investment Adviser follows a value-oriented investment strategy; therefore market conditions could result in the Investment Adviser delaying the investment of proceeds if it believes the margin of risk in making additional investments is not favorable in light of its value-oriented investment strategy. See “Investment Objectives and Policies—Investment Methodology of the Fund” in the Prospectus. Pending such investment, the proceeds of the offering will be held in high quality short term debt securities and instruments.

Price Range of Common Shares

The following table sets forth for the quarters indicated, the high and low sale prices on the NYSE per share of our common shares and the net asset value and the premium or discount from net asset value per share at which the common shares were trading, expressed as a percentage of net asset value, at each of the high and low sale prices provided.

	Market Price		Corresponding Net Asset Value (“NAV”) Per Share		Corresponding Premium or Discount as a % of NAV
Quarter Ended	High	Low	High	Low	High	Low
September 30, 2021	$5.58	$5.02	$6.08	$5.67	(8.22)%	(11.46)%
December 31, 2021	$5.57	$5.07	$6.15	$5.80	(9.43)%	(12.58)%
March 31, 2022	$5.80	$5.13	$6.49	$5.94	(11.40)%	(13.60)%
June 30, 2022	$5.82	$4.69	$6.67	$5.46	(13.00)%	(14.10)%
September 30, 2022	$4.93	$4.15	$5.68	$4.90	(13.20)%	(15.30)%
December 31, 2022	$5.13	$4.24	$5.94	$5.09	(13.60)%	(16.70)%
March 31, 2023	$5.37	$4.87	$6.17	$5.83	(12.97)%	(16.47)%
June 30, 2023	$5.36	$4.77	$6.46	$5.82	(17.03)%	(18.04)%
September 30, 2023	$5.29	$4.89	$6.29	$5.85	(15.90)%	(16.41)%

The last reported price for our common shares on [       ], 2023 was $[       ] per share. As of [       ], 2023, the net asset value per share of the Fund’s common shares was $[       ]. Accordingly, the Fund’s common shares traded at a [premium][discount] to net asset value of [       ]% on [       ], 2023.

Plan of Distribution

[To be provided.]

Legal Matters

Certain legal matters will be passed on by Skadden, Arps, Slate, Meagher & Flom LLP, Boston, Massachusetts, counsel to the Fund in connection with the offering of the common shares.

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GAMCO Natural Resources, Gold & Income Trust

Common Shares

PROSPECTUS SUPPLEMENT

                , 2023

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